N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of December 31st 2015
Fund	Name of Person	Ownership % of Series

As of July 1st 2015
Fund	Name of Person	Ownership % of Series
Columbia Variable Portfolio - Strategic Income Fund	JPMCB NA CUST FOR VP MODERATELY AGGRESSIVE	38.18%